

October 5, 2022

Marc Fogassa
Chief Executive Officer and Chairman of the Board
Brazil Minerals, Inc.
Rua Bahia, 2463, Suite 205
Belo Horizonte, Minas Gerais 30.160-012
Brazil

> **Re: Brazil Minerals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 22, 2022**
> **File No. 333-262399**

Dear Marc Fogassa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Exhibits

1. Please file a revised opinion from legal counsel which addresses the legality of the units. Since you are offering units comprised of common stock and warrants, the opinion should address the legality of the common stock, warrants, and the units themselves. For guidance, refer to Section II.B.1.h of Staff Legal Bulletin 19.

Marc Fogassa
Brazil Minerals, Inc.
October 5, 2022
Page 2


       You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.


           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc:     Lynne Bolduc, Esq.